UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RUBY CREEK RESOURCES INC.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

________________________________________________________________________________
(Title of Class of Securities)

78116P101

______________________________________
(CUSIP Number)

SHANNON MAY and SHAYNE MAY
Address: Both of 1589 West 64th Avenue
Vancouver, British Columbia, Canada V6P 2N8
Telephone: (604) 639-3862

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2006

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116P101

1.         Names of Reporting Persons     SHANNON MAY
            I.R.S. Identification Nos. of above persons (entities only).

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐
(b)        ☐
            Not applicable

3.         SEC Use Only:

4.         Source of Funds (See Instruction):     PF

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
           Not applicable

6.         Citizenship or Place of Organization:     Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.         Sole Voting Power:       1,500,000(1)

8.         Shared Voting Power:     20,000 shares(2)

9.         Sole Dispositive Power:  1,500,000(1)

10.       Shared Dispositive Power:  20,000 shares(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:   1,520,000 shares(1), (2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
           Not applicable

13.       Percent of Class Represented by Amount in Row (11):     18.2%(1), (2), (3)

14.       Type of Reporting Person (See Instructions):       IN

Notes:

(1)   The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)   20,000 of these securities are the same securities being reported by Shayne May as a Reporting Person hereunder. Shayne May is the husband of Shannon May.

(3)   Based on 8,337,001 shares of the Issuer's common stock issued and outstanding as of December 7, 2006.

CUSIP No. 78116P101

1.         Names of Reporting Persons     SHAYNE MAY
            I.R.S. Identification Nos. of above persons (entities only).

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐
(b)        ☐
            Not applicable

3.         SEC Use Only:

4.         Source of Funds (See Instruction):     PF

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable

6.          Citizenship or Place of Organization:     Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.         Sole Voting Power:       20,000 shares(1)

8.         Shared Voting Power:     1,500,000 shares(2)

9.         Sole Dispositive Power:  20,000 shares(1)

10.       Shared Dispositive Power:  1,500,000 shares(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:   1,520,000 shares(1), (2)

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
            Not applicable

13.       Percent of Class Represented by Amount in Row (11):     18.2%(1), (2), (3)

14.       Type of Reporting Person (See Instructions):     IN

Notes:

(1)   The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)   1,500,000 of these securities are the same securities being reported by Shannon May as a Reporting Person hereunder. Shannon May is the wife of Shayne May.

(3)   Based on 8,337,001 shares of the Issuer's common stock issued and outstanding as of December 7, 2006.

CUSIP No. 78116P101

This statement on Schedule 13D is being filed by Shannon May and Shayne May pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Shannon May and Shayne May are sometimes referred to herein as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the voting common stock, no par value, of Ruby Creek Resources Inc., a British Columbia, Canada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 600 - 890 West Pender Street, Vancouver, British Columbia, Canada V6C 1K4.

ITEM 2.  IDENTITY AND BACKGROUND

A.         Name:

This statement is filed by Shannon May and Shayne May.

B.         Residence or Business Address:

Both Reporting Persons reside at:
1589 West 64th Avenue
Vancouver, British Columbia, Canada V6P 2N8

C.         Present Principal Occupation or Employment:

Shannon May's present principal occupation is office management Ninety Eight Corporate Group. Shayne May's present principal occupation is restaurant owner, Rossini's, Vancouver, BC.

D.         Criminal Proceedings:

During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.         Civil Proceedings:

During the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.         Citizenship:

Each Reporting Person is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Shannon May acquired 1,500,000 shares of the Issuer's common stock on August 31, 2006 at a price of $0.01 per share, for total consideration of $15,000 from her personal funds. Shayne May acquired 20,000 shares of the Issuer's common stock on August 31, 2006 at a price of $0.10 per share, for total consideration of $2,000 from his personal funds.

CUSIP No. 78116P101

ITEM 4.  PURPOSE OF TRANSACTION

The acquisitions of the shares of the Issuer's common stock described herein were undertaken for investment purposes pursuant to private placements. Certain of the Issuer's issued and outstanding shares of common stock were subsequently registered for resale under a registration statement on Form SB-2, which was declared effective by the Securities and Exchange Commission (the "SEC") on November 17, 2006. The Issuer filed a Form 8-A with the SEC on December 7, 2006 to register its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Persons have no current plans or proposals that relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Persons shall not be construed as an admission that either Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 78116P101

(a)

Shannon May: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 7, 2006, Shannon May was the beneficial owner of 1,520,000 (or approximately 18.2%) of the Issuer's common stock.

Shayne May: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 7, 2006, Shayne May was the beneficial owner of 1,520,000 (or approximately 18.2%) of the Issuer's common stock.

(b)

Shannon May: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 7, 2006, Shannon May had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,500,000 (or approximately 18.0%) of the Issuer's common stock.

Shayne May: For the purposes of this statement, the Reporting Persons are reporting herein that as of December 7, 2006, Shayne May had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 20,000 (or approximately 0.2%) of the Issuer's common stock.

(c)

As of December 7, 2006, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons other than as disclosed herein.

(d)

As of December 7, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)	Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit                 Description of Exhibit

A                              Joint Filing Agreement

CUSIP No. 78116P101

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2006.

/s/ Shannon May
_________________________
Shannon May

/s/ Shayne May
_________________________
Shayne May

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RUBY CREEK RESOURCES INC.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

________________________________________________________________________________
(Title of Class of Securities)

78116P101

______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: December 19, 2006

/s/ Shannon May
_________________________
Shannon May

/s/ Shayne May
_________________________
Shayne May